Filed pursuant to Rule 424(b)(3)

Registration No. 333-233363

Prospectus Supplement No. 6

(To Prospectus dated September 29, 2020)

INX LIMITED

130,000,000 INX Tokens

This is a supplement (“Prospectus Supplement”) to the prospectus, dated September 29, 2020 (the “Prospectus”) of INX Limited (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration Nos. 333-233363).

This Prospectus Supplement updates and should be read in conjunction with, and delivered with, the Prospectus. To the extent there is a discrepancy between the information contained herein and the information in the Prospectus, the information contained herein supersedes and replaces such conflicting information.

This prospectus supplement consists of the Report on Form 6-K filed with the Securities and Exchange Commission on February 23, 2021 as set forth below.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Purchasing INX Tokens involves a high degree of risk. See “Risk Factors” beginning on page 15 of the Prospectus.

None of the United States Securities and Exchange Commission, the Gibraltar Financial Services Commission, or any state securities commission or other jurisdiction has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 6 is February 23, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of February 2021

333-233363

(Commission File Number)

INX LIMITED

(Exact name of Registrant as specified in its charter)

Unit 1.02, 1st Floor

6 Bayside Road

Gibraltar, GX11 1AA

Tel: +350 200 79000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated February 23, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INX Limited

Date: February 23, 2021	By:	/s/ Shy Datika
Shy Datika

Exhibit 99.1

VALDY INVESTMENTS LTD.

Valdy Investments Ltd. Announces Proposed Qualifying Transaction with INX Limited

Vancouver – February 23, 2021 – Valdy Investments Ltd. (TSXV: VLDY.P) (the “Company” or “Valdy”) is pleased to announce that it has entered into a non-binding letter of intent dated February 23, 2021 (the "LOI") with INX Limited (“INX”), a company incorporated under the laws of Gibraltar, regarding a proposed transaction to acquire all of the issued and outstanding securities of INX (the "Transaction"). Upon completion of the Transaction, the combined entity (the "Resulting Issuer") will continue the business of INX.

The LOI provides that it will be superseded and replaced with a binding definitive agreement that will contain customary covenants, representations, warranties and other terms for agreements of a like nature (the “Agreement”). The terms of the Transaction described herein remain subject in all respect to the terms of the Agreement.

About INX

INX is based out of Gibraltar and has an office in Israel. INX operates blockchain-based platforms for trading digital securities and cryptocurrencies available to both institutional and retail investors in accordance with applicable regulatory requirements. INX launched the world’s first SEC registered security token IPO aimed at establishing an evolutionary, fully regulated financial trading market and to become a prime trading and listing arena for digital assets. The Resulting Issuer, through INX, will bring to market a prime trading and listing arena for digital assets with an exceptionally experienced team with demonstrated success in the industry. The INX management team and board of directors is comprised of traditional capital market veterans and blockchain experts. INX has recently entered into a definitive agreement to acquire Open Finance Securities LLC, a registered U.S broker-dealer with an alternative trading system.

About Valdy

Valdy is a capital pool company which was incorporated on August 22, 2018 under the BCBCA and is a reporting issuer in the provinces of British Columbia and Alberta. The Transaction is intended to constitute the “Qualifying Transaction” of the Company as such term is defined in Policy 2.4 - "Capital Pool Companies" (the “Policy”) of the TSX Venture Exchange (the "Exchange") Corporate Finance Manual.

Terms of the Transaction

Subject to Exchange acceptance, the completion of the Concurrent Financing (as defined below), and the satisfaction of other conditions to be contained in the Agreement, the Transaction will be completed by way of an amalgamation, a reverse triangular merger, a statutory plan of arrangement or share exchange agreement, the result of which will be that shareholders of INX will receive a total of 175,000,000 common shares of the Resulting Issuer in exchange for the outstanding shares of INX (the "INX Shares") (the ratio of the Resulting Issuer shares to the INX Shares being the "Exchange Ratio").

Immediately prior to the Transaction, the outstanding common shares of Valdy (each, a “Valdy Share”), will be consolidated pursuant to the terms of the Agreement (the “Consolidation”) so that no more than 5,000,000 Valdy Shares will be issued and outstanding upon the closing of the Transaction.

At the completion of the proposed Transaction, each outstanding option to acquire INX Shares (each, an “INX Option”) will be exchanged for options to acquire Resulting Issuer common shares on substantially the same terms as such INX Option, as adjusted for the Exchange Ratio.

It is intended that the proposed Transaction will not affect the rights of the INX Token, the security token that has been issued by INX, or holders of INX Tokens, which rights are set forth in the INX Token purchase agreement. Further, it is expected that that the Transaction will not result in a “change of control” of INX, as that term is defined in the INX Token purchase agreement.

The proposed Transaction is not a Non-Arm’s Length Qualifying Transaction pursuant to the Policy. As a result, the Company is not required to obtain shareholder approval for the proposed Transaction pursuant to the policies of the Exchange. INX is expected to hold a shareholder meeting to approve, among other matters, the Transaction.

Board of Directors and Management and Name Change

Subject to compliance with applicable laws and approval by the Exchange and the filing of all required materials, including personal information forms, the members of the board of directors of the Resulting Issuer will include one representative of Valdy and otherwise will be determined at the sole discretion of INX (the “Board Nominees”). Management of the Resulting Issuer will be determined at the sole discretion of INX.

It is intended that the Resulting Issuer change its name to such name as determined by INX, in its sole discretion (the “Name Change”).

Concurrent Financing

Concurrent with closing of the Transaction, it is proposed that INX will complete an equity financing (the “Concurrent Financing”) by way of a brokered private placement of subscription receipts at CDN$1.25 per unit for gross proceeds targeting CDN$25,000,000. Each subscription receipt will be automatically exchanged for a unit comprised of one INX Share and one half of one common share purchase warrant of INX (each whole warrant, an “INX Warrant”) upon satisfaction of the conditions precedent to the Transaction. Each INX Warrant is exercisable into one INX Share for two years from closing of the Concurrent Financing at an exercise of $1.88 per share. The INX Shares and INX Warrants issued pursuant to the Concurrent Financing will be exchanged for comparable securities of the Resulting Issuer on closing of the Transaction.

Conditions to Closing

The Transaction is conditional upon, among other things:

(i)	the Company shall have completed the Consolidation and the Name Change;
(ii)	the Concurrent Financing shall have been completed;
(iii)	the parties will have received all necessary regulatory and third-party consents, approvals and authorizations as may be required in respect of the Transaction, including, but without limitation, acceptance of the Exchange;
(iv)	completion of due diligence to the satisfaction of the parties;
(v)	approval of the board of directors of each party to final terms and conditions of the Transaction as set forth in the Agreement and all other necessary matters related thereto prior to the signing of the Agreement;
(vi)	the signing of the Agreement;
(vii)	completion of all matters, and the satisfaction of all conditions (unless waived in writing), under the Agreement required to be completed or satisfied on or before closing of the Transaction;
(viii)	the receipt of a favourable tax ruling from Israeli tax authorities; and
(ix)	the shareholders of each party shall have approved the Transaction, if required, and matters ancillary thereto.

Additional Information

Sponsorship of a Qualifying Transaction of a capital pool company is required by the Exchange unless an exemption or waiver from the sponsorship requirement is available. The Company and INX are currently reviewing the requirements for and may apply for an exemption from the sponsorship requirements pursuant to the policies of the Exchange. The Company and INX intend to include any additional information regarding sponsorship in a subsequent press release.

Trading in the Valdy Shares is presently halted in accordance with the policies of the Exchange. It is uncertain whether trading will resume before the Transaction is completed and approved by the Exchange.

The Company will issue a comprehensive press release upon entering into the Agreement, which will set out the final legal structure of the Transaction, and include information regarding the Resulting Issuer and other material information, in accordance with the Policies of the Exchange.

Completion of the Transaction is subject to a number of conditions, including but not limited to, Exchange acceptance and those set out above under the heading “Conditions to Closing” and, if applicable, pursuant to the requirements of the Exchange, shareholder approval. There can be no assurance that the Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the filing statement or information circular to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of a capital pool company should be considered highly speculative.

The TSX Venture Exchange Inc. has in no way passed upon the merits of the proposed Transaction and has neither approved nor disapproved the contents of this press release.

Neither the Exchange nor its Regulation Service Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

Not for distribution to United States newswire services or for dissemination in the United States. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available

For further information please contact:

Johnny Ciampi

CFO, Valdy Investments Ltd.

604-685-0201

Douglas Borthwick

CMO, INX Limited

This press release contains "forward-looking information" within the meaning of applicable securities laws relating to the proposal to complete the Transaction, the Agreement, the Concurrent Financing, and associated transactions, including statements regarding the terms and conditions of the Transaction, the Agreement, the Concurrent Financing, and the Resulting Issuer. Forward-looking information consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements depending on, among other things, the risks that the parties will not proceed with the Transaction, the Agreement, the Concurrent Financing and associated transactions, that the ultimate terms of the Transaction, the Agreement, the Concurrent Financing, and associated transactions will differ from those that currently are contemplated, and that the Transaction, the Agreement, the Concurrent Financing and associated transactions will not be successfully completed for any reason (including the failure to obtain the required approvals or clearances from regulatory authorities). In developing the forward-looking information contained herein, the Company has made assumptions with respect to, among other things, the ability of the parties to satisfy the conditions to the Transaction, including the receipt of third party consents and regulatory approvals, as well as other factors believed to be relevant. Although the Company believes that the assumptions made and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information contained herein will prove to be accurate. Readers are cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. Factors that could cause the actual results to differ materially from those in forward-looking statements include, failure to obtain regulatory approval, the continued availability of capital and financing, and general economic, market or business conditions. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement. The statements in this press release are made as of the date of this release. The Company undertakes no obligation to comment on analyses, expectations or statements made by third-parties in respect of the Company, INX, their securities, or their respective financial or operating results. Except as required by law, the Company disclaims any intention and assumes no obligation to update or revise any forward-looking information.